

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2018

Jeffrey E. Schwarz
Chief Executive Officer
HL Acquisitions Corp.
499 Park Avenue, 12th Floor
New York, NY 10022

     Re: HL Acquisitions Corp.
        Draft Registration Statement on Form S-1
        Submitted April 12, 2018
        CIK No. 0001736874

Dear Mr. Schwarz:

We have reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted April 12, 2018

General

1.   Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Signatures, page II-5</u>

2.   Since the registrant is a foreign person, its authorized representative in the United States also must sign the registration statement. See Instruction 1 for signatures on Form S-1, and revise.

        You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                                                Division of Corporation Finance
                                                Office of Manufacturing and
                                                Construction

cc: David Alan Miller